EXHIBIT 11

COMPUTATION OF BASIC AND DILUTED

EARNINGS PER SHARE

(UNAUDITED)

	For the Three Months Ended
	March 31, 2009	March 31, 2008*
Number of shares on which basic earnings per share is calculated:
Weighted-average shares outstanding during period	1,344,289,642	1,394,294,110	*
Add - Incremental shares under stock compensation plans	4,067,749	15,603,135	*
Add - Incremental shares associated with contingently issuable shares	1,155,450	1,503,090
Number of shares on which diluted earnings per share is calculated	1,349,512,841	1,411,400,335	*

Net income on which basic earnings per share is calculated (millions)	$2,295	$2,319

Less - net income applicable to contingently issuable shares (millions)	—	—

Net income on which diluted earnings per share is calculated (millions)	$2,295	$2,319

Earnings per share of common stock:

Assuming dilution	$1.70	$1.64	*

Basic	$1.71	$1.67	*

* Reflects implementation of FSP EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities.” See Note 2 on pages 7 to 9 for additional information.

Stock options to purchase 92,354,000 shares and 40,484,952 shares were outstanding as of March 31, 2009 and 2008, respectively, but were not included in the computation of diluted earnings per share because the options’ exercise price during the respective periods was greater than the average market price of the common shares and, therefore, the effect would have been antidilutive.

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